UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Molekule Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

007744105

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	☐	Rule 13d-1(b)
	☐	Rule 13d-1(c)
	☒	Rule 13d-1(d)
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007744105	Page 1 of 5

1	NAMES OF REPORTING PERSONS
Dateline TV Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ (b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,198,062

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,198,062

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,198,062

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Based on 30,427,750 shares of common stock, par value $0.01 per share (“Common Stock”), of Molekule Group, Inc. (the “Issuer”) outstanding as of January 12, 2023, as reported on the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on January 12, 2023.

CUSIP No. 007744105	Page 2 of 5

1	NAMES OF REPORTING PERSONS
Timothy Helfet

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ (b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,198,062

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,198,062

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,198,062

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Based on 30,427,750 shares of Common Stock outstanding as of January 12, 2023, as reported on the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2023.

CUSIP No. 007744105	Page 3 of 5

Item 1(a)	Name of Issuer:
Molekule Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
10455 Riverside Dr., Palm Beach Gardens, FL 33410

Item 2(a)	Name of Persons Filing:
This statement is filed by the entity and person listed below, who together are referred to herein as the “Reporting Persons”: (i) Dateline TV Holdings, Inc. (ii) Timothy Helfet

Item 2(b)	Address of Principal Business Office or, if none, Residence:
207 River Park Dr., Great Falls, VA 22006

Item 2(c)	Citizenship:
See responses to Item 4 on pages 2-3.

Item 2(d)	Title of Class of Securities:
Common stock, par value $0.01 per share

Item 2(e)	CUSIP No.:
007744105

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:
(a) Amount beneficially owned:

1,198,062

(b) Percent of class:

3.9%*

CUSIP No. 007744105	Page 4 of 5

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

1,198,062

(ii) Shared power to vote or to direct the vote:

None

(iii) Sole power to dispose or to direct the disposition of:

1,198,062

(iv) Shared power to dispose or to direct the disposition of:

None

Dateline TV Holdings, Inc. is the record holder of the reported securities. Timothy Helfet has voting and investment power over the securities held by Dateline TV Holdings, Inc.

* Based on 30,427,750 shares of Common Stock outstanding as of January 12, 2023, as reported on the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2023.

Item 5	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certifications:
Not applicable.

CUSIP No. 007744105	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023
Dateline TV Holdings, Inc.

	By:	/s/ Timothy Helfet
Name: Timothy Helfet Title: Chief Executive Officer

Timothy Helfet

/s/ Timothy Helfet
Timothy Helfet